UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Upshift Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 3, 2012

Physical address of issuer
3950 Webster Street, Oakland, CA 94609

Website of issuer
http://upshiftcars.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Unites of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 18, 2021
If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)

Total Assets	$105,044.00	$141,625.00
Cash & Cash Equivalents	$23,454.00	$77,126.00
Accounts Receivable	$0	$0
Short-term Debt	$153,830.00	$12,098.00
Long-term Debt	$357,129	$407,439
Revenues/Sales	$147,108.00	$64,847.00
Cost of Goods/Services Sold	$276,357.00	$293,429.00
Taxes Paid	$0	$0
Net Income	$(141,533.00)	$(233,213.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ezra Goldman
_____
(Signature)

Ezra Goldman
_____
(Name)

Chief Executive Officer, President
_____
(Title)

September 9, 2020
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ezra Goldman
_____
(Signature)

Ezra Goldman
_____
(Name)

Chief Executive Officer, President and Director
_____
(Title)

September 9, 2020
_____
Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)

EXHIBITS	7
SUMMARY	12
The Business	12
The Offering	12
RISK FACTORS	14
Risks Related to the Company's Business and Industry	14
Risks Related to the Securities	17
BUSINESS	21
Description of the Business	21
Business Plan	21
The Company's Products and/or Services	21
Description	21
Current Market	21
Competition	22
Customer Base	22
Intellectual Property	22
Governmental/Regulatory Approval and Compliance	22
Litigation	22
USE OF PROCEEDS	23
DIRECTORS, OFFICERS, AND MANAGERS	24
CAPITALIZATION AND OWNERSHIP	25
Capitalization	25
Ownership	29
Operations	30
Capital Expenditures and Other Obligations	30
Material Changes and Other Information	30
Trends and Uncertainties	31
THE OFFERING AND THE SECURITIES	32
The Offering	32
The Securities	34
Voting and Control	36
Anti-Dilution Rights	37
Restrictions on Transfer	37
Other Material Terms	37
TAX MATTERS	37
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	38

September 9, 2020

UPSHIFT INC.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Upshift Inc. ("**Upshift**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 18, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://upshiftcars.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/upshift.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Upshift Inc. is a Delaware corporation, incorporated on October 3, 2012.

The Company is located at 3950 Webster Street, Oakland, CA 94609.

The Company's website is https://upshiftcars.com.

The Company conducts business in California.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/upshift and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Target Amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$1,070,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100+
Offering deadline	March 18, 2021

Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 36.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide services for the Company.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. For example, we purchase our vehicle fleet from Toyota and will add Ford in the future. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies, such as Ford or Toyota, fail to perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers. We currently rely exclusively on Toyota and its Prius hybrid, and will rely on Ford and its Escape hybrid SUV models as well to supply us with vehicle fleet. Continued unavailability of those models at acceptable prices, or at all, may adversely affect our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Ezra Goldman. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulations or imposition of new regulations could adversely impact our business.
The Company may be subject to franchise and consumer protection laws in the future. The vehicle subscriptions are gaining increasing government scrutiny. In March, 2018, Indiana enacted a temporary ban on car subscriptions. In California, where many car subscription services are offered, a bill passed the state Assembly that would restrict subscription business to franchisees, only to be amended in later readings to remove the language regarding subscription services. Lawmakers in New Jersey are reportedly considering similar changes. How the subscription programs are structured—and the involvement of dealers and automakers in the subscription programs—will be an area of development as the programs expand to a greater number of cities and states around the country. Although the Company's fractional car subscription model may differ from those subscription programs, California, where the Company operates, and other states may attempt to regulate or ban fractional subscription services. California is among the first states to look at how to treat vehicles in the growing number of subscription programs. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for

the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the

Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not

been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no

information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity

securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

Certain Purchasers will receive additional rights related to the Crowd SAFE due to the size of their investment commitment.
Those Purchasers who, together with affiliates, purchase a Crowd SAFE with an aggregate face value of above $25,000, will have the right to participate in future offerings of the Company's capital stock – these Purchasers will also have the right to have their Crowd SAFE converted to a class of the Company's capital stock upon the next qualified equity financing. These rights are not shared by all Purchasers and may cause certain Purchasers to be able to maintain their position within the Company's capitalization or receive dividend distributions in manners and at time other Purchasers cannot.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business
Upshift is a fractional car subscription service. Members subscribe to one of our transparent, all-inclusive monthly plans based on how often they drive, with no long-term commitment. On the days they need a car, we deliver a Prius or hybrid Escape SUV to their door, clean and with a full tank of gas. When they are done, we pick it up anywhere in our San Francisco service zone. Our plans include our custom full coverage insurance, routine maintenance, and 24/7 roadside assistance.

Business Plan
We plan to (i) increase our vehicle fleet from 9 to 21 cars immediately upon close of this Offering, (ii) to build a consumer facing iOS app that will integrate with our cars via Apple CarPlay, (iii) integrate our existing Concierge iOS app, Dispatcher app and web-based reservation & billing system with our fleet via vehicle telematics to lock/unlock, disable, and track vehicles to optimize our operations, and (iv) develop a scalable growth marketing funnel. This will put us on a clear pathway to securing scalable debt financing for vehicles and a $2M equity seed round from institutional investors to scale San Francisco to profitability with 500 cars and $1M/mo in monthly recurring revenue before potential raising of a $10M Series A to launch three new markets.

The Company's Products and/or Services

Product / Service	Description	Current Market

Fractional car subscriptions	Subscribe to a car based on how often you drive	Direct-to-Consumer, focused on weekend usage is our core market. We also have flexwork/part-time commuters and Direct-to-Business (meetings/events) to drive midweek usage. Members tend to be 30-45 YO professionals or 55-65 YO empty nesters

Competition

Our most direct competition is traditional car leasing from a dealership. However, leases have a minimum of 10,000 miles/year and 2-year commitment, with a significant down payment, access to one car only, and you need to take care of maintenance, parking, repairs, insurance, etc. Carshare services like Zipcar are expensive and do not offer consistent availability in every location, especially during peak times. Peer-to-peer carshare (e.g., Turo, Getaround) has the same issues, but cars are often dirty, unmaintained, or low on gas. Rental car locations and hours are inconvenient and cars tend to be generic and entry level.

Customer Base

Our target member drives 2-8,000 miles/year substantially more than carshare drivers (<1,000 miles/year) and much less than those on traditional leases (10-15,000 miles/year). Our members are urban professionals in San Francisco, typically in their 30s and 40s or 55-65, who use Upshift as an alternative to leasing a car.

Intellectual Property

We have developed custom software (2 iOS apps for Dispatchers and Concierges and a web-based reservation/billing system) to scale our operations and logistics. We have not yet filed any trademarks or patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

A company sent us a cease and desist letter to stop using the name Upshift in May 2019. However, our use of the name in business considerably predates such company's use and we have ample evidence to support it. We also don't engage in the same business (e.g., no 'confusion' as they target a different customer). We have responded to the cease and desist letter and never heard back from that company.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised*
Intermediary Fees	6.00%	$1,500	6.00%	$64,200.00
Building Technology (a member app, fleet management software, vehicle telematics, predictive algorithm, etc.)	60.00%	$15,000.00	17.00%	$181,900.00
New Hires (building out the sales team, additional software engineers)	20.00%	$5,000	56.50%	$604,550.00
Estimated Attorney Fees	4.00%	$1,000.00	1.00%	$10,700.00
Estimated Accountant/Auditor Fees	6.00%	$1,500.00	0.50%	$5,350.00
General Marketing (targeted online marketing, including FB and Google Ads; NextDoor ads and field marketing like handing out fliers, events at condo towers and transit stops, physical ads like ads in busses and on bus shelters)	0%	$0	15.00%	$160,500.00
General Working Capital	4.00%	$1,000.00	4.00%	$42,800.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$1,070,000**

*The numbers are rounded to the nearest decimal and are approximations.

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ezra Goldman	CEO and President, Director	Upshift, Co-Founder & CEO (Oct. 2012 – Present) ReachNow, Operations (Dec. 2015 – Apr. 2016). Lyft, Driver (Jan. 2017 – Apr. 2017)	● University of Copenhagen, PhD (ABD); Transportation; 2011 ● Massachusetts Institute of Technology; Master's Degree, Urban Planning, Urban Design, Mobile Technology; 2007 ● Reed College; BA, Anthropology; 2003
Ayako Hiwasa	Head of Operations, Co-Founder	Upshift, Co-Founder & Head of Operations (Oct. 20, 2015 – Present)	● Royal Tropical Institute, University of Copenhagen, and Queen Margaret University; Master's Degree, Health System Strengthening and Financing; 2010 ● Ritsumeikan Asia Pacific University; MS in International Cooperation Policy, International Public Administration; 2008

			● Ritsumeikan Asia Pacific University; BA, Social Science; 2004 ● The National University of Samoa; Bachelor of Education, Education and Development; 2003

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	7,462,316
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	95.77%

Type of security	Warrants
Amount outstanding/Face Value	1 warrant/ 34,350 shares of Common Stock ($0.01 exercise price)
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the warrants are exercised, the Company will issue new shares which will dilute the holders of the Security issued pursuant to Regulation CF
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.44%

Type of security	Options
Amount outstanding/Face Value	9 options/ 295,000 shares of Common Stock
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the warrants are exercised, the Company will issue new shares which will dilute the holders of the Security issued pursuant to Regulation CF
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	3.79%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Amount outstanding	$341,669.00
Interest Rate and Amortization Schedule	3%
Description of Collateral	N/A
Other Material Terms	Valuation cap is $6,000,000.00, conversion discount varies from 20% to 40%
Maturity Date	Varies from 06.10.2017 to 12.31.2021*

* Maturity date was extended.

Type of debt	Line of credit from HFC Acceptance, LLC Via Commercial Security Agreement and Master Fleet Finance Agreement
Amount outstanding	Approximately $100,000.00 has been drawn down from the maximum of $400,000.00 authorized line of credit
Interest Rate and Amortization Schedule	The interest rate is fixed on a monthly basis and shall be the GREATER OF: A simple interest charge equal to the 30-Day LIBOR Rate as quoted on the last day of the preceding month by the British Bankers' Association, as the Inter-Bank Market Offered Rate per annum offered for U.S. dollar deposits on the London Inter-Bank Market, PLUS a margin of 4.5%; OR A simple interest charge equal to the rate of interest announced on the last day of the preceding month by the Federal Reserve Statistical Release H.15, as its "prime rate" for unsecured commercial loans, PLUS a margin of 1.5%. Under no circumstances shall the interest rate be less than seven percent (7.0%) per annum. Interest shall be computed daily based on a three hundred sixty (360) day year for the actual number of days elapsed.
Description of Collateral	A continuing first and senior lien on and security interest in each such motor vehicle sold, all accessions and additions thereto, all service contracts or insurance policies held in connection therewith, and all proceeds and products thereof (including, without limitation, all lease agreements respecting same or chattel paper secured thereby), whether now owned or hereafter acquired
Other Material Terms	N/A
Maturity Date	Creditor may, at any time, declare the entire principal balance and all accrued and unpaid

	interest immediately due and payable, and the Company shall immediately pay that amount.

Type of debt	Economic Injury Disaster Loan from the U.S. Small Business Administration
Amount outstanding	$69,600.00
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	The collateral includes the following property that the Company now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collection thereof and all records and data relating thereto.
Other Material Terms	Payments of $340/month are first due 12 months from the date the loan was executed (7.28.20) and must be paid back within 30 years of this date.
Maturity Date	The balance of principal and interest will be payable thirty (30) years from 07.28.2020.

Ownership

A majority of the Company is owned by Ezra Goldman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ezra Goldman	6,000,000 shares of Common Stock	77.01%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Upshift Inc. (**"the Company"**) was incorporated on October 3, 2012 under the laws of the State of Delaware, and is headquartered in Oakland, California. The Company provides a fractional car subscription service.

Cash and Cash Equivalents
As of the date of this Form C/A, the Company has approximately $52,077 on hand which provide about a 2-month runway for the Company. The Company has no cash equivalents. The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. Other than the proceeds from this Offering and other offerings, the Company has sales revenue as the main source of its capital.

Capital Expenditures and Other Obligations
The Company intends to make any material capital expenditures in the future, specifically to increase its vehicle fleet from 9 to 50 cars over the next 6 months, growing to 500 cars in the next 2 years.

Valuation
On June 30, 2019, the Company's 409a valuation was $1,076,000, 5¢/share. Purchasers should not rely on this exercise's valuation as the Securities being offered are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$100,000.84	7,462,316 shares of Common Stock	General Working Capital	Sept. 15, 2019 and Oct. 9, 2019	Section 4(a)(2)
Warrant	$343.50	1 Warrant	General Working Capital	Aug. 30, 2018	Section 4(a)(2)
Convertible Notes	$341,669.00	8 Convertible Notes	General Working Capital	Jun, 10, 2015; Jan. 8, 2016; Jul. 20, 2016; Sept. 7, 2016; Mar. 8, 2018; June 13, 2018; Jul. 10, 2018, Aug. 7, 2018	Section 4(a)(2)
Options	$7,250.00	4 Options	General Working Capital	Nov. 20, 2019	Section 4(a)(2)

| Options | $1,500.00 | 5 Options | General Working Capital | Feb. 1, 2016 | Section 4(a)(2) |

On January 3, 2020 the Company conducted an intermediate closing of the Offering, locking in $91,088 of investment commitments and drawing down half of the proceeds. On June 2, 2020, the Company conducted an intermediate closing of the Offering, locking in $163,724.91 of investment commitments and drawing down half of the proceeds. The Company has reserved but has not issued the Securities due to those Purchasers as i) such Purchasers may contribute additional capital to the Offering and ii) pursuant to the terms of the Offering, if a Form C-W is filed, the Company will not issue the Securities and return all proceeds drawn down. The Company will complete the sale of all Securities as of the Offering Deadline. Purchasers of the Securities who were closed upon will not need to re-confirm their investment commitments.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by March 18, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a "at the Company's discretion".

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48**

hours prior to the Offering Deadline or Closing. The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Target Amount is reached prior to the Offering Deadline, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before the Offering Deadline.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR

JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.00001 per share, of which 7,462,316 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE

ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

UPSHIFT, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Upshift, Inc.
Oakland, CA

We have reviewed the accompanying financial statements of XYZ Company (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 20, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

UPSHIFT, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 77,126	$ 32,429
Pre-Paid Expenses	14,581	15,112
TOTAL CURRENT ASSETS	91,707	47,541
NON-CURRENT ASSETS		
Equipment	55,996	3,244
Accumulated Depreciation	(6,078)	(981)
TOTAL NON-CURRENT ASSETS	49,918	2,263
TOTAL ASSETS	141,625	49,803
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,996	3,819
Unearned Revenue	10,102	249
TOTAL CURRENT LIABILITIES	12,098	4,068
NON-CURRENT LIABILITIES		
Convertible Notes Payable	341,669	78,551
Accrued Interest	7,295	4,227
Auto Loan	46,377	-
TOTAL LIABILITIES	407,439	86,846
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 7,462,316 issued; $.00001 par value)	75	75
Additional Paid in Capital	97,950	97,509
Retained Earnings (Deficit)	(363,839)	(134,626)
TOTAL SHAREHOLDERS' EQUITY	(265,814)	(37,042)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 141,625	$ 49,803

UPSHIFT, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 64,847	$ 55,115
Gross Profit	64,847	55,115
Operating Expense		
Professional Fees	89,740	13,050
General & Adminstrative	73,215	31,795
Salaries & Wages	68,183	11,355
Rent	47,579	39,367
Selling & Marketing	9,615	2,714
Depreciation	5,097	425
	293,429	98,706
Net Income from Operations	(228,582)	(43,591)
Other Income (Expense)		
Tax Expense	(1,410)	(2,698)
Interest Expense	(3,221)	(2,403)
Interest Income	0	-
Net Income	$ (233,213)	$ (48,692)

UPSHIFT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (233,213)	$ (48,692)
Change in Unearned Revenue	9,853	249
Depreciation	5,097	981
Change in Pre-Paid Expenses	531	(15,112)
Change in Accounts Payable	(1,823)	3,819
Net Cash Flows From Operating Activities	(219,555)	(58,754)
Cash Flows From Investing Activities		
Purchase of Equipment	(52,752)	(3,244)
Net Cash Flows From Investing Activities	(52,752)	(3,244)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	263,118	78,551
Change in Auto Loans	46,377	-
Change in Accrued Interest	3,069	4,227
Change in Additional Paid In Capital	441	99,905
Return of Capital	-	(2,416)
Issuance of Common Stock	-	95
Retained Earnings Adjustments	4,000	(85,935)
Net Cash Flows From Investing Activities	317,005	94,426
Cash at Beginning of Period	32,429	-
Net Increase (Decrease) In Cash	44,698	32,429
Cash at End of Period	$ 77,126	$ 32,429

UPSHIFT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2016		$ -	$ -	$ -	$ (7,384)
Issuance of Stock	7,462,316	75	99,925		100,000
Net Income					(48,692)
Return of Capital					(2,416)
Retained Earnings Adjustment					(78,551)
Balance at December 31, 2017	7,462,316	$ 75	$ 99,925	$ -	$ (37,042)
Issuance of Stock			441		441
Net Income					(233,213)
Return of Capital					(12)
Retained Earnings Adjustment					4,000
Balance at December 31, 2018	7,462,316	$ 75	$ 100,366	$ -	$ (265,826)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Upshift, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a fractional car leasing company that provides a professionally managed car-as-a-service for low mileage drivers.

The Company was formed on October 3, 2012.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses during fiscal years 2017 & 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through an equity crowdfund offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

In 2016, the Company leased five Toyota Priuses for business activities under a non-cancellable lease. The lease expires in 2019 and bears a monthly payment of $576.97 per car. In 2019, the Company will owe minimum payments totaling $23,079 on the leased vehicles.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company currently has 34,350 stock warrants outstanding and 150,000 stock options outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their

financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2015, the Company issued a convertible note payable in exchange for $5,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 3% per annum and is payable on its two-year anniversary. The Note will automatically convert to Common Stock under certain pre-defined circumstances including a Qualified Equity Financing Event or a Corporate Transaction. The Note may convert to Common stock with a 40% discount rate and a valuation cap of $6,000,000.

In 2016, the Company issued a series of convertible notes payable in exchange for $73,551 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 3% per annum and are payable on their two-year anniversary. The Note will automatically convert to Common Stock under certain pre-defined circumstances including a Qualified Equity Financing Event or a Corporate Transaction. The Notes may convert to Common stock with a discount rate of 20% or 40% and a valuation cap of $6,000,000.

In 2018, the Company issued a series of convertible notes payable in exchange for $236,118 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 3% per annum and are payable on their two-year anniversary. The Note will automatically convert to Common Stock under certain pre-defined circumstances including a Qualified Equity Financing Event or a Corporate Transaction. The Note may convert to Common stock with a 20% discount rate and with a valuation cap of $6,000,000.

During 2018 and 2017, the Company capitalized approximately $5,500 and $2,282, respectively, in interest related to the Notes.

In 2018, the Company issued a promissory note for $48,752 for two Toyota Priuses for the Company's business activities. The note bears a .9% interest rate, five-year term, and a $831.56 monthly payment. Future minimum payments due are as follows:

2019: $9,978.72
2020: $9,978.72
2021: $9,978.72
2022: $9,978.72
2023: $6,652.48

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- COMMITMENTS AND CONTINGENCIES

In 2019, the Company received notice from Shift, Inc. that the Company may have infringed on certain intellectual property rights claimed by Shift, Inc. (relating to the Company's legal name and branding). The

Company believes that this claim is without merit and unsupportable in law. As a result, the Company has elected not to recognize a reserve against future litigation costs relating to this matter.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 20, 2019, the date that the financial statements were available to be issued.

Subsequent to the period, the Company issued 145,000 stock options that were backdated to various dates occurring between the years 2015-2018.

EXHIBIT D
Offering Page found on Intermediary's Portal.





Company Name	Upshift

Logo	

Headline	Redefining car ownership for urban living

Cover photo	

**Hero
Image**



Tags   Female Founders, B2C, Cars, Transportation, Subscription

---

**Pitch
text**

Summary

- Fractional car leasing service for low mileage drivers
- 230,855 lbs CO2 eliminated, 50% female & 50% minority team
- 1,400+ accounts, waitlist to subscribe, 15X growth in MRR over 7 quarters
- Proven unit economics: 94% paid subscriber retention, $157 CAC, $4,842 LTV
- Creating a new $26B TAM in high density US cities alone
- Raised $900K including MINI (BMW), Urban Us & the cofounder of NerdWallet
- $250K NRE from Ford: pilot connecting Escapes to our apps + intent to scale

Problem

Car ownership should be easier

The way people get around cities is changing. As more people move to cities, parking is increasingly scarce and expensive, making owning a car more of a headache. More people are turning to ridesharing, bikesharing, and scootersharing apps for short trips around town, making owning a car less necessary. Yet these options don't work for many needs, like longer distance trips or shopping. Carshare and car rentals are expensive, inconvenient, and are often not available when and where you want them. Despite all these new solutions, about ⅓ of people in cities still own cars - they just drive them less and less. There is a great opportunity for a service that provides the freedom of owning a car without all the worry.


"I use a combination of rideshare, transit, and shared bikes and scooters to get around in the city.
The trouble comes when I need to get out of the city.
If I owned a car, I'd have to pay for parking, maintenance, and insurance, not to mention frequent parking tickets on a car I'd hardly drive."
- Joe L.
upshift
One third of cars in cities are rarely driven

Solution

A 2-car garage, in your pocket

Upshift removes all the friction from owning a car. Whenever you need to drive somewhere, we deliver a Toyota Prius or Ford Escape hybrid SUV to your doorstep. Get a car with as little as 30 minutes notice- always clean with a full tank. When you return, simply park it and walk away anywhere in our service zone. No more expensive garages or circling the block for street parking. Forget worrying about parking tickets, break-ins, or mysterious new dents. We provide full coverage insurance and take it in for maintenance and repairs. All you have to think about is where you are going. We're live in San Francisco and we plan to expand to all cities so you can always have "your" car - anywhere in the world.


The convenience of owning a car, without all the headaches
Subscribe to a car that gets delivered on the days you need to drive and we'll take care of the rest
upshift

Subscriptions based on how often you drive
Getaway
4 days/month
$259/month
Freedom
8 days/month
$439/month
Auto Pilot
12 days/month
$589/month
*All plans include Concierge delivery and pick up
upshift



You text

Tell us where and when you want
your car delivered.
Upshift mobile app coming soon!



We deliver

We bring your car right to your door,
clean and gassed up for your drive.



You drive

Never worry about mileage or insurance.
We have every detail covered.



We pick up

You decide when you're done with
your car. When you're ready, we'll
pick it up and refuel and clean it.









A 2-car Garage in Your Pocket
Choose the right car for each trip
Ford Escape SUV Hybrid
SUV fits 5 comfortably – or golf clubs, surfboard, bicycle, or skiis.
Toyota Prius Hybrid
54 MPG hybrid gets you to Tahoe and back on a single tank.
Your Garage
Select your vehicle
Ford Escape SUV Hybrid
Toyota Prius Hybrid
Select SUV
Select Compact

CAR WAS
upshift
We take care of everything
Insurance
Parking
Maintenance & Repair

Product

Intelligent, adaptive, & delivers for members – every time

We have designed and built a web admin panel to manage subscriptions, billing, and bookings. Our dispatcher app assigns delivery jobs to concierges, and our concierge app helps them manage their deliveries.

With new funding, we will integrate vehicle telematics to remotely unlock and locate vehicles so members and concierges don't need to meet. A new member app will let you set your vehicle preferences and manage your account, subscription, and reservations. A new fleet management system will keep track of all our cars and a predictive algorithm will manage constantly changing demand.

upshift

Technology

Built



Web booking management platform

to process bookings, process billing, manage subscriptions and accounts


Delivery [#359]
Car 5
Pickup [#360]

Dispatcher app

to assign car delivery and pickup jobs to concierges


Up next

Concierge app

to manage delivery and pickup jobs

Coming soon



Member app

to book, locate, unlock car,
manage account



Vechicle integration

to lock, disable, and track
vehicles



Fleet management

to keep track of vehicle
location, diagnostics, manage
repairs/service



Predictive analytics

to optimize logistics

Traction

Over 1,400 signups + a waitlist to join

Upshift has gotten 40 solid 5-star Yelp reviews from our members. We currently have 1,500+ accounts created. We have as many people on a waitlist as paid active members. We've already facilitated over 3,000 trips. We're entering into a partnership with Ford to integrate the new hardware and software in their 2019 Escape SUVs into our delivery and dispatch apps to streamline our logistics. This lets us remotely lock, locate, track mileage and fuel consumption, run diagnostics, and monitor driver behavior without expensive third party hardware integration- an industry first. This means our members never need to meet our concierges to exchange keys

OEMs are taking notice: Ford pilot (Dec-Feb)

   X

Ford will provide:

– 2 x 2019 Escape SUVs

– Connected car API access

– App integration support

– $250,000 non-dilutive project funding

Upshift will provide:

– Service

– iOS apps, web admin portal

– Engineering

– Operations

Coming soon: Scalable vehicle acquisition strategy on 2020 hybrid Escape SUV

It's working: 15x growth in MRR in 7 quarters



Quarterly Recurring Revenues

$261,000 ARR

$22,000/mo MRR

99 subscribers

waitlisted demand:
50 subscribers and $135,000 ARR

Press

BUSINESS INSIDER   WIRED   URBAN-X   CURBED   METROPOLIS

Customers

Drive it like you own it

It's like your own car, but better. Need a car for business? Get a Prius delivered to the office, drive to the meeting, and return it at home. Want to skip town on weekends? Take the Escape SUV hybrid to get into nature. Surfboard, skiis, or bicycle? We'll bring it with a rack. Bringing your dog on a hike? We'll put in a car seat cover. Toddler in tow? Doorstep delivery makes it easy to put in a car seat. Big box shopping? Bring it all right to your door and be done. Lost something? We'll bring it next time. Our cars are identical down to the white paint and there's no branding, so you blend right in. Our apps keep track of what you like- from phone cable to temperature. Got a question? Just text us.



"Since becoming a monthly subscriber, I feel like I have my car back again. Like I own a car without the worries or cost of keeping it around all the time."

Sam R.



"I love Upshift. Great cars – all Priuses. Being able to text my request (without having to download another app), getting prompt responses and then 'presto' the car appears at my door – it is genius, easy and delightful!"

Ellee K.

The Weekend Car

4 days/month
Weekend outings

"Spending $700–1,000/month to own a car doesn't make sense from a value standpoint. We only need a car about once a week, which we mostly use to get out of the city on weekends."

–Mike C.

*Quotes from Upshift members

The Business Car

8-12 days/month
Business meetings, flex-commute

"I was thinking about leasing a car but I only need it a few days a week. Upshift is much more in line with my lifestyle!"

–Ben S.

Business Model

Like a cell phone plan, for your car

Our simple, transparent, all-inclusive monthly pricing means no haggling at the dealership. No big down payment, hidden fees, or long term commitments- change your plan or cancel anytime. Choose a subscription package of 4, 8, or 12 days of drive time per month depending on how often you need a car. Drive whichever days you want. If you don't use all your days, they rollover so you can store up days for a big road trip. If you run out and need extra days, just pay a flat day rate ($79-99/day). A car payment, parking space, and insurance can easily cost $600/month or more, making Upshift an obvious alternative to leasing or owning a car.

Owning VS upshift

$275/mo garage or **$89** parking tickets  **Doorstep delivery**

Parking

$100/mo  **Full coverage insurance included**

Insurance

days with a rental car, dealing with mechanics and claims processing  we'll get you a new car instantly, fix it and deal with claims

Damages

stuck with the same car for years– and expensive monthly payments  drive the latest car or SUV and cancel anytime

Commitment

spend Saturdays at the carwash cleaning bird poop  always drive a spotless car

Cleaning

get asked if your window needs cleaning  never go to a gas station again

Refueling



Market

Creating a new $26B US market

More and more people in cities are relying on transportation apps, rather than owning their own car. Upshift is tapping into this rapidly growing market by offering low mileage urban drivers an alternative that gives them the freedom of car ownership, without the cost or stress. 28% of people in high density US cities have reliable commute alternatives and drive a few days a month or a few days a week. This translates to about 7M people spending around $295/month for a $26B new market in the US alone. This is almost 10x larger than the carshare market, which is expected to grow 20% CAGR over the next 5 years.




Opportunity
Fractional car leasing for people in cities who don't drive much
TURO
upshift
fair
60%
50%
40%
30%
20%
10%
0%
Driving frequency
A few times per year or less
A few times per month or week
Daily
Carshare
Fractional
Subscription

Competition

Redefining car leasing for urban drivers

Upshift is the most convenient and reliable way to get access to a car. Our most direct competition is car leasing, but leases have a minimum of 10,000 miles/year and 2-year commitment, a big down payment, and you need to take care of parking, maintenance, repairs, and insurance. Car ownership no longer makes sense in cities where people don't commute by car. Carshare services like Zipcar are expensive and do not offer consistent availability in every location, especially during peak times. Peer-to-peer carshare (e.g., Turo, Getaround) have the same issues, but cars are often dirty, unmaintained, or low on gas. Rental car locations and hours are inconvenient and cars tend to be generic and entry level.



Vision

Upshift is a machine for change

We believe that:

- We need a healthy planet. All our cars are hybrids and we will transition to EVs.
- Streets are for people, not cars. Every shared car we put on the road takes cars off the road.
- Everyone deserves dignity and respect. Our concierges are employees and we pay $20/hr+ with pathways to growth and equity.
- Diversity is strength. Our team is 50% female & 50% minority- and we aim to grow that way.
- Transportation should be seamless. We eliminate friction at every step to connect you to the people, places, and experiences that matter most.
- Autonomous vehicles need a fleet operator. Car delivery will come first, and will enable us to build centralized mobility hubs for cleaning and recharging.


Autonomous delivery will come before autonomous driving
"...we're actually not that far from it being quite reasonable for cars to drive a mile or two in the middle of the night on empty roads at slow speeds..."
- Brad Templeton, AV expert, Forbes article 11/19


Our vision: to be better than owning a car to improve cities and regenerate the planet.
230,855 lbs CO2 eliminated!
upshift

Investors

Backed by major carmakers

Upshift has received $442,000 in equity investment from the Urban Us, URBAN-X accelerator by BMW/MINI and over 80 angel investors, including the cofounder of NerdWallet. We have received $458,000 in debt financing for our vehicle fleet from Midway Fleet Leasing and Toyota Financial Services. We are also piloting a new partnership with Ford which they are funding with $250,000 in non-dilutive project financing. We are in discussions with Ford regarding a scalable supply of connected Escapes to grow the business.






Founders

Leveraging entrepreneurship to drive structural change

Ezra cofounded a dockless bikeshare in 1999 and helped design a shared folding electric scooter at the MIT Media Lab with Piaggio in 2006 while doing his Master's in City Planning. He's consulted on innovation for HP and was managing director of a tech startup in Copenhagen, where he also was a PhD candidate studying why Danish people ride bicycles.

Ayako moved to Cambodia from Japan after college and launched a social enterprise when she could barely speak English, let alone Khmer. She now holds two Master's degrees, has consulted for the World Bank, and advised Stanford School students. She has a sharp mind for process improvement and a passion for creating delightful experiences.





Ezra Goldman

Co-Founder & CEO
Dockless bikeshare (1999)
eScootershare (2006)
MIT MCP (City Planning)

Ayako Hiwasa

Ops Co-Founder
Delighting members
Process optimization
Managing logistics

Team

	Ezra Goldman	Co-founder	20+ years in shared mobility (including dockless bikeshare in 1999 & scootershare in 2006) & MIT MCP (Urban Planning)
	Ayako Hiwasa	Co-founder	Worked at World Bank, advised students at Stanford d.School
	Joan Rueter	Concierge	
	Jonathan Hsieh	Concierge	
	Arjun Arora	Advisor	
	Al Lieb	Advisor	
	Michael Wang	Advisor	
	David Brook	Advisor	
	Griff Long	Advisor	
	Byron Shaw	Advisor	
	Brad Walsh	Advisor	
	Edward West	Advisor	

Perks

$250	A personal tweet, post or mention on social media Offset carbon equivalent to taking 1 car off the road for 2 weeks	
$500	A personal tweet, post or mention on social media A special thank-you note from the founders Offset carbon equivalent to taking 1 car off the road for 1 month	
$1,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Offset carbon equivalent to taking 1 car off the road for 2 months	
$5,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Invitation to attend 1 investor update call Offset carbon equivalent to taking 1 car off the road for 1 year	
$15,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Conference call, meeting or dinner with the founders Offset carbon equivalent to taking 1 car off the road for 3 years	
$25,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Conference call, meeting or dinner with the founders Offset carbon equivalent to taking 1 car off the road for 4 years	
$50,000	A personal tweet, post or mention on social media A special thank-you note from the founders An exclusive investors-only organic cotton t-shirt Conference call, meeting or dinner with the founders Offset carbon equivalent to taking 1 car off the road for 8 years	

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Why won't someone just copy you?

Our core differentiators are the customer experience and our logistics. Existing carshare or rental car operators may try to add delivery, for example. We have built our service and technology from the ground up to optimize our logistics operations. We consider leveraging third party owned assets but determined that their operations (hours, locations, vehicle availability or quality, etc.) would not enable us to provide the reliable, consistent service our members come to us for and would likely lead to expensive delivery costs and/or degraded member experience (cars unavailable, arriving late, dirty, damaged, poorly maintained, etc.). Large corporates in this space have a track record copying slowly or late and then executing poorly as they are not able to sufficiently differentiate from their existing business model (see Enterprise waiting 15 years to copy Zipcar then eventually shutting it down vs Avis just acquiring Zipcar).

Why wouldn't someone just buy a car at this price?	People tend to underestimate the true cost of ownership. When you factor in down payments, parking, car payments, insurance, etc. our pricing is quite competitive and in many cases more affordable than owning a car. We feel our value proposition is sufficiently more flexible and convenient to justify the current pricing and our members agree. Our membership base tends to be a similar demographic as far as income and education as use other comparable tech-enabled transportation services (rideshare, etc.) suggesting while some may consider our service an "affordable luxury", they do consider it affordable. We are also testing some new pricing innovations using existing pricing strategies in the automotive industry that will cut the monthly subscription by as much as half which could make it more approachable to a wider audience.
Isn't this a super niche market?	We don't think so. We've been in this space for 20+ years and worked on bikeshare, rideshare, scootershare, P2P carshare and other shared transportation models years before others. Typically, when we are onto something it doesn't even have a name or a following. This is the biggest opportunity we have come across yet- to bring the share economy into the car leasing space, and to truly build an alternative to owning a car. By our estimates, this represents about 1/3 of all cars in urban markets, and all their associated costs (insurance, parking, maintenance, etc.).
How will you scale beyond cities?	The barrier to scaling shared mobility is never vehicle supply. It's parking and housing density. You always need to have a car available within walking distance whenever someone wants it. With current business models, you need a lot of people and a lot of cars within proximity of each other- and parking for every vehicle. That's expensive and inefficient. Most services suffer from low utilization rates and high unit economic costs. Operations degrade as so many vehicles in so many places cannot be serviced often or guaranteed to be available nearby. With our model, we just need a few high value subscribers within delivery distance of each other. This will enable us to scale into lower density markets than other service providers can, unlocking new markets for a "second car" solution that were previously not possible. And, of course, this only increases with autonomous vehicle delivery.
Why don't you have electric cars?	We really wanted to launch with electric cars and still want to add them as soon as possible. However, they don't make sense (yet) for our business model. Many of our members like to use our service for longer trips and infrastructure, while getting better, still isn't as ubiquitous as gas stations. They are still considerably more expensive than gas or hybrid vehicles even with subsidies. They still take a long time to charge which would limit our capacity to operate efficiently as we often "flip" cars immediately from one member to the next with just a few minutes in between. We can envision scenarios in which a member would not be able to get a car even though one was available because they had to wait for it to charge. In a few years, we expect the price of EVs to become more comparable in price, range to increase, more charging infrastructure, and- perhaps the biggest- there is tech in R&D now that can do a 10 minute quick charge without degrading the battery which we expect to be viable soon. We expect in the coming years, we will start to add EVs as these issues become resolved with new technology.
Are these your cars?	Yes. We looked at all the different ways to use someone else's cars and determined that we would not be able to provide the service quality, consistency, reliability, or operational efficiency we need using third party owned assets. Also, we believe that new technologies like autonomous, connected and electric vehicle technology will evolve quickly over the next few years and we want to be at the cutting edge of these developments. That is why we are building partnerships with vehicle suppliers and vehicle finance partners who can provide a steady funnel of vehicles that meet our specifications.

Is this funding going to buying cars?

No. Equity capital goes to technology development, operations, marketing, and other costs associated with building a technology startup.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

UPSHIFT INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Upshift Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a

Crowd SAFE – Corporation – Cap & Discount

number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the

relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

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"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Major Investor** shall have the meaning prescribed in Section 6(j).

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

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3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

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4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

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(h)　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)　　Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)　　Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)　　The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)　　The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)　　In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares

or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration

9

Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Oakland, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Capital Stock.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

UPSHIFT INC.

By:
Name: Ezra Goldman
Title: Chief Executive Officer, President
Address: 3950 Webster Street, Oakland, CA 94609
Email: ezra@upshiftcars.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Upshift Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder"***). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) will only be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcript

At Upshift, we provide an easy, dependable solution for urban drivers to go anywhere. Whenever you need a car, just send us a text and we'll deliver you a new, clean Prius. And when you come back, we'll valet park and refuel it for you.

The idea for Upshift really came out of personal necessity. Like a lot of people in cities, I don't own a car. Rideshare apps solve the problem of getting around town easily, but going out of the city is still an expensive hassle. So with the tap of a button, you can now escape the city.

Upwards of 60% of land in cities is taken up by parked cars and they are only used less than 5% of the time. In San Francisco, street parking alone takes up a space the size of Golden Gate Park.

By providing people an alternative to owning a car, we're saving people time and money, while unlocking parking space to turn into parks.